SEC 18007328 N

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SEC FILE NUMBER
8-69765

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/17 (MM/DD/YY) AND ENDING 03/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Market Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean C. Demay (917) 924-9812
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name - if individual, state last, first, middle name)

100 Park Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN - 7 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Q4e 6/12/18

Market Securities, LLC
(A wholly owned subsidiary of Market Securities Holdings, Inc.)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Graham Gordon, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Market Securities, LLC at March 31, 2018, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President Graham Gordon

Title

Subscribed and sworn
to before me MAY 31, 2018

HASHEEM W CATES
Notary Public - State of New York
NO. 01CA6326791
Qualified in Kings County
My Commission Expires Jun 22, 2019

Market Securities, LLC
(A wholly owned subsidiary of Market Securities Holdings, Inc.)

Index
March 31, 2018

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

The Managing Member
Market Securities, LLC
New York, New York

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Market Securities, LLC (the "Broker-Dealer") as of March 31, 2018. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Broker-Dealer at March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of this financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2017.

New York, NY
May 30, 2018

Market Securities, LLC
(A wholly owned subsidiary of Market Securities Holdings, Inc.)

Statement of Financial Condition
March 31, 2018

Assets	
Cash	$ 1,176,376
Due from clearing broker	486,500
Commissions receivable	610,940
Property and equipment, net of accumulated depreciation of $2,852)	24,960
Other assets	70,247
Total assets	$ 2,369,023
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 136,766
Accrued compensation	950,444
Due to affiliate	319,500
Accrued professional fees	65,150
Liabilities subordinated to claims of general creditors	200,000
Total liabilities	1,671,860
Commitments and Contingencies (Note 7)	
Member's equity	697,163
Total liabilities and member's equity	$ 2,369,023

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Market Securities, LLC (the "Company"), is a limited liability company and was formed under the laws of Delaware on March 8, 2016. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company became registered as an introducing broker the National Futures Association ("NFA"). The Company is a wholly owned subsidiary of Market Securities Holdings, Inc. (the "Parent").

The Company acts as a broker for U.S. institutional customers in the purchase and sale of U.S. equity securities. All transactions are cleared through a clearing broker on a fully disclosed basis. The Company is also permitted to act as an intermediary pursuant to SEA Rule 15a-6 in foreign equity, debt and options transactions; and the distribution of research.

The Company does not carry customer accounts or perform custodial functions relating to customer securities and, accordingly The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii).

2. Summary of Significant Accounting Policies

Basis of Presentation
The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Property and Equipment
Property and Equipment are stated at cost less accumulated depreciation. Depreciation is recognized based on a straight-line depreciation method over the estimated useful life of the assets.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal, state and local income taxes.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

At March 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. The Parent's federal and state income tax returns are generally open for examination for all years.

Fair Value of Financial Instruments

Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

3. Customer Transactions

In the normal course of business, the Company effects transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to the differences in the market value of the securities compared to their contract amounts.

4. Transactions with Related Parties

The Company maintains a Service Level and Expense Sharing Agreement (the "Agreement") with an Affiliate (the "Affiliate") whereby the affiliate provides connectivity and technology support, operations, accounting and legal support, compliance services, human resources and risk management services. Additionally, the Affiliate will bear all initial IT infrastructure costs, FINRA application costs, and the costs of certain registered persons. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Affiliate for any or all costs that the Affiliate has paid on behalf of the Company through March 31, 2018. Service charges have been agreed to by affiliates and charged within the year.

The Company earned referral fees from an affiliate for providing market commentary to customers of the affiliate during the year ending March 31, 2018. The amount due from affiliate has been netted off against amount owed to affiliate as of March 31, 2018 and the remaining net balance is included in due to affiliates in the accompanying statement of financial condition. This balance contains direct cost recharges along with service charges as per the expense sharing agreement.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. Subordinated Borrowings

The Company borrowed $200,000 pursuant to a Subordinated Loan Agreement, from an affiliate, that matures on August 11, 2020 and carries and interest rate of 2% per annum.

The Subordinated Loan is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with the minimum net capital requirements, it may not be repaid.

6. Due from clearing broker

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $250,000. Due from clearing broker includes all cash balances and net commissions held at this broker.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the statement of financial condition for this indemnification.

7. Commitments

The Company occupies office space pursuant to a non-cancellable membership agreement which expires August 31, 2019. The future minimum annual payments from April 1, 2018 through August 31, 2019, under this agreement, are $403,251.

The Company also has a security deposit of $15,750 relating to the membership agreement.

8. Concentration

Substantially all cash assets of the Company are held primarily by one bank and a single clearing broker dealer.

9. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2018, the Company had net capital of $621,131 which exceeded the required net capital of $250,000 by $371,131.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or SEC Rule 15c3-1. At March 31, 2018, the Company's net capital as noted above also exceeded the minimum net capital required under Regulation 1.17 of $45,000 by $576,131.

10. Significant Risk Factors

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as a principal or agent. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

11. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through May 30, 2018, the date the financial statements were issued. Management has determined that there are no material events that would require adjustment to, or disclosure in, the Company's financial statements.